Enterra Energy Trust Announces Financial Exposure to SemGroup Bankruptcy Filing

Calgary, Alberta – (Marketwire – July 29, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) has a potential financial exposure of up to $10 million primarily from oil and gas sales to subsidiaries of SemGroup L.P. (“SemGroup”) in Canada and the U.S. during the months of June and July 2008.  A financial instrument held in Canada with SemGroup offsets a substantial portion of this exposure.

On July 22, 2008, certain of the U.S. subsidiaries of SemGroup filed for protection under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) and two Canadian SemGroup subsidiaries filed for creditor protection under the Canadian Companies’ Creditors Arrangement Act (“CCAA”).  In Oklahoma, Enterra sells roughly 900 barrels of oil equivalent per day to SemGroup and in Canada the Trust sells approximately 1,000 barrels per day of crude to SemGroup.  In addition, Enterra participates in a joint venture crude oil blending facility in Canada with SemGroup.

Enterra is currently working with SemGroup to ensure that the Trust’s exposure is minimized.  While the amounts owed by SemGroup to the Trust are held in abeyance during the court-supervised restructuring processes, Enterra is reasonably confident of the recovery of most, if not all, the amounts owing to it from SemGroup.  Similarly, the Trust believes its go-forward business with SemGroup is established on terms that are in the normal course.  The delayed receipt and even the possible loss of funds owed to Enterra at July 22, 2008 while unsatisfactory, does not threaten the financial viability of the Trust or any of its individual businesses.

In the U.S., Enterra believes that its production for much of the period in question will be a high priority debt as SemGroup reorganizes.  Further, Enterra’s Oklahoma subsidiary has applied for status under SemGroup’s court approved Critical Supplier Protection Program which is intended to keep whole suppliers who continue to sell product to Semgroup over the next six months, and may include full and immediate payment for products shipped before the Chapter 11 filing.

In Canada, Enterra has agreed with SemGroup that while SemGroup is operating under CCAA protection, Enterra will continue to ship product and operate the joint blending facility on the basis of pre-payment for such production and operations.  On Monday, July 28, 2008, Enterra received payment for production and operations for the period of July 22 through August 25, 2008.

Enterra will provide further significant information regarding this matter as it becomes available.

About Enterra Energy Trust

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is an exploration and production oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws, regulatory matters and completion of definitive credit and security documents. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

Barrels of Oil Equivalent

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com